

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 15, 2006

RECEIVED
2006 MAR 23 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissio
Division of Corporation Finance
Office of International Corporate Fir
450 Fifth Street
WASHINGTON DC 20549
USA


06011903

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 2 3 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 March 2006 (ASX Announcement & Media Release – Senegal Project)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 March 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

MINISTERIAL APPROVAL FOR SENEGAL PROJECT OFFSHORE WEST AFRICA

FAR is pleased to announce that the Ministry of Energy and Mines for the Republic of Senegal has approved FAR's 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions offer potential for world class oil accumulations.

The approval extinguishes a provision of the Convertible Notes issued by FAR for an earlier maturity date in the event the approval had not been obtained. The maturity date remains 31 January 2009.

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence.

- The **Sangomar-Rufisque** offshore licence covers an area of 14981 sq km over the shelf, slope, and basin floor.

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%

- FAR will partner Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity, by contributing toward a proposed 2000 sq km 3D seismic acquisition program commencing early fourth quarter 2006.

- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects.

- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


Dana Petroleum
Blocks 7 & 8
Pelican gas
discovery
Woodside
Chinguetti, Tioff,
Tevet, and Banda oil
and gas discoveries
Dana Petroleum
Energy Africa
Al Thani
Edison
Rufisque Profond
SHOC
Sangomar-Rufisque
Gambia Bid
Round
Agip
AGC - Exxon
dropped out
Premier
Sinapa oil
discovery
Fortessa
Theis block
Gadiaga gas field
M.S.G.B.C
BASIN
Sterling
Dome Flore /
Casamance / AGC
BOVE
CONAKRY
Kilometers
0 25 50 100 150 200 250
Senegal Hunt Oil Company
Hydrocarbon Occurrence
GCS = WGS84 datum decimal degrees

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


Mauritania
Senegal
Rufisque Dome
Gambia

Participants
Following Ministerial approval interests in the Senegal project will he held as follows:

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Commenting on the announcement, FAR's executive Chairman Michael Evans said

"The potential of these blocks is evidenced by the performance of Hardman Resources (ASX: HDR) following Woodside operated discoveries in the northern portion of the Mauritania-Senegal-Guinea Bissau Basin. We are pleased to have obtained approval from the Republic of Senegal and look forward to a successful venture with Hunt Oil Company".

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.